GAMCO Investors, Inc.
 One Corporate Center
Rye, New York 10580

April 20, 2018

VIA EDGAR

United States Securities and Exchange Commission
 Division of Corporation Finance
Mail Stop 4720
100 F Street, N.E.
 Washington, D.C. 20549
Attention: David Gessert

Re:	GAMCO Investors, Inc. Registration Statement on Form S-3
Filed March 29, 2018
 File No. 333-224032

Ladies and Gentlemen:

The undersigned Registrant under the above-referenced Registration Statement hereby requests acceleration of the effective date of the Registration Statement to April 23, 2018 at 4:00 p.m., New York time, or as soon thereafter as practicable.

We acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GAMCO Investors, Inc.

By:   /s/ Kevin Handwerker
        Kevin Handwerker
        General Counsel